Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

By Electronic Mail

November 15, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 15, 2021 The Nasdaq Stock Market (the "Exchange") received from Esports Entertainment Group Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

10.0% Series A Cumulative Redeemable Convertible
Preferred Stock

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi